Exhibit 99.1

NICE Receives 2013 Frost & Sullivan Asia Pacific Market Share Leadership Award for
Workforce Management for the Second Consecutive Year

RA’ANANA, ISRAEL, November 5, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is the recipient of the 2013 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management Systems. The 2013 Frost & Sullivan Asia Pacific Best Practices Awards took place October 17th at the St. Regis Hotel in Singapore.

It received this recognition for the NICE Workforce Management (WFM) solution, its continued market leadership in the Asia Pacific contact center application market, and for enhancing customer value. According to a recent study conducted by Frost & Sullivan, NICE increased its market share from 20.3 percent in the previous year to 24.5 percent in 2012.

“NICE’s approach to Workforce Optimization (WFO) is holistic in nature. It seamlessly integrates solutions that encompass the areas of Workforce Management, Quality Management and Performance Management in order to help organizations improve efficiency across all levels of operations,” said Krishna Baidya, Research Manager, ICT Practice at Frost & Sullivan Asia Pacific. “NICE’s ongoing leadership in the WFM segment bodes well for its continued innovation, consultative engagement approach, and ability to deliver and create value for its customers across markets in the Asia Pacific region.”

The 2013 Frost & Sullivan Asia Pacific Market Share Leadership Award for Workforce Management is presented to the company demonstrating excellence within the workforce management segment of the contact center applications market. The selection criteria for the award are based on market share and penetration, revenue growth rates, excellence in growth strategy and implementation, product and technology innovation, and leadership in customer value.

“We are honored to once again receive this Market Share Leadership Award from Frost & Sullivan for our NICE Workforce Management solution,” said Raghav Sahgal, President, NICE Asia Pacific. “Frost & Sullivan’s recognition of our solution further validates the value that NICE’s technology offers our customers to improve their operational efficiency in order to drive increased customer satisfaction and get closer to their customers. We stand deeply committed to delivering continuous innovation to support the diverse needs of the Asia Pacific market.”

NICE Workforce Management is a comprehensive solution capable of bolstering the performance, effectiveness and efficiency of the entire enterprise workforce in the call center, back office and retail branch. It is part of the NICE WFO suite, which helps engage employees around a common set of goals. Workforce Management improves resource planning, streamlines time-consuming tasks, drives employee empowerment and collaboration, and gives visibility across sites and lines of business enabling operations to deliver winning customer service at the lowest possible operating cost.

About Frost & Sullivan
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About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Sahgal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.